Exhibit 99.1

Emera Announces Bought Deal Offering Of 5,530,000 Common Shares

HALIFAX, NOVA SCOTIA — (Marketwire—Feb. 24, 2011)—

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.

Emera Incorporated (“Emera”) (TSX:EMA) announced today that it has entered into an agreement with a syndicate led by CIBC World Markets Inc., Scotia Capital Inc., TD Securities Inc. and RBC Dominion Securities Inc., under which they have agreed to purchase from Emera and sell to the public 5,530,000 Common Shares of Emera. The underwriters will also have the option to purchase up to an additional 829,500 Common Shares to cover over-allotments, if any, and for market stabilization purposes, during the 30 days following the closing of the offering (the “Over-Allotment Option”).

The purchase price of $31.70 per Common Share will result in gross proceeds to Emera of $175.3 Million ($201.6 Million, if the Over-Allotment Option is exercised in full). The net proceeds of the offering will be used for general corporate purposes.

The offering is subject to the receipt of all necessary regulatory and stock exchange approvals. Closing is expected to occur on or about March 16, 2011.

The Common Shares have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This media release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there by any offer, solicitation or sale of the securities in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful.

Forward Looking Information

This news release contains forward looking information. Actual future results may differ materially. Additional financial and operational information is filed electronically with various securities commissions in Canada through the System for Electronic Document Analysis and Retrieval (SEDAR).

About Emera

Emera Inc. is a growing energy and services company with $6.3 billion in assets and revenues of $1.6 billion. The company invests in electricity generation, transmission and distribution as well as gas transmission and utility energy services. Emera’s strategy is focused on the transformation of the electricity industry to cleaner generation and the delivery of the clean energy to market. Emera operates throughout northeastern North America, in three Caribbean countries and in California. More than 80%

of the company’s earnings come from regulated investments. Emera shares are listed on the Toronto Stock Exchange and trade under the symbol EMA. Additional Information can be accessed at www.emera.com or www.sedar.com.

CONTACT INFORMATION:

Emera Incorporated

Sasha Irving

Director, Corporate Communications

Work: (902) 428-6685 or Mobile: (902) 229-5104

or

Emera Incorporated

Jill MacDonald, CA

Manager, Investor Relations

Work: (902) 428-6486 or Mobile: (902) 489-6876